UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, Jiangsu Li Bang Intelligent Technology Co., Ltd. (the “Purchaser”), a wholly-owned subsidiary of Li Bang International Corporation Inc., a Cayman Islands exempted company with limited liability (the “Company”), entered into an equity transfer agreement with three individual shareholders (the “Sellers”) of Suzhou Yufengyuan Food Distribution Co., Ltd. (“Yufengyuan”), on March 2, 2026. Subsequently, the Purchaser and the Sellers entered into a new equity transfer agreement in relation to the contemplated equity transfer transaction (the “Agreement”), which superseded and replaced the original equity transfer agreement in its entirety, on April 17, 2026.

On October 8, 2026, the Purchaser and the Sellers entered into a termination letter (the “Termination Letter”), pursuant to which the parties agreed to terminate the Agreement in its entirety, effective as of October 8, 2026. The equity transfer transaction contemplated by the Agreement has not been and will not be consummated.

Upon the termination, neither the Purchaser nor the Sellers shall have any further liability or obligation to the other under the Agreement, and each party is released from all existing or further liabilities, obligations or performance thereunder. Notwithstanding anything to the contrary in the Agreement, the parties expressly agreed that the Liability for Breach provision of the Agreement did not survive the termination and shall have no further force or effect.

The foregoing description of the Termination Letter does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the Termination Letter which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291772), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
10.1*	Termination Letter, dated October 8, 2026, by and among Jiangsu Li Bang Intelligent Technology Co., Ltd., a wholly-owned subsidiary of Li Bang International Corporation Inc., and certain shareholders of Suzhou Yufengyuan Food Distribution Co., Ltd.

* Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date:	October 9, 2026	By:	/s/ Feng Huang
Feng Huang
Chief Executive Officer

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